Exhibit 99.2

Comamtech Inc.

Interim Financial Report
For the Three-Month Period
Ended March 31, 2011

(expressed in U.S. dollars)

Comamtech Inc.
Interim Consolidated Balance Sheets

(expressed in U.S. dollars)	As at March 31, 2011 (unaudited)	As at December 31, 2010 (unaudited)
	$	$
Assets
Current assets
Cash	3,389,701	4,265,488
Accounts receivable	104,875	63,537
Prepaid expenses	15,562	21,783
Other assets (Note 4)	3,094,088	2,993,274
	6,604,226	7,344,082

Other assets (Note 4)	1,590,850	1,567,751
	8,195,076	8,911,833
Liabilities
Current liabilities
Accounts payable and accrued liabilities	414,467	666,679

Shareholders’ Equity

Capital stock (Note 5)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,097,861 (2,097,861 as at December 31, 2010) common shares	113,336,891	113,336,891

Contributed surplus	6,968,738	6,968,738

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(113,086,157)	(112,621,612)
	7,780,609	8,245,154
	8,195,076	8,911,833

The accompanying notes are an integral part of these interim consolidated financial statement.

Approved by the Board of Directors

s/s Marc Ferland	s/s Lawrence Yelin
Marc Ferland, Chairman of the Board	Lawrence Yelin, Director and Chairman of the Audit Committee

Comamtech Inc.
Interim Consolidated Statements of Operations
(unaudited)

(expressed in U.S. dollars)
	For the three months ended March 31,
	2011	2010
	$	$
Revenues	-	311,635
Cost of revenues	-	8,242
Gross Margin	-	303,393

Expenses
Marketing, sales and services	-	155,989
General and administration	580,828	599,117
Product development and technical support	-	309,543
Amortization of property and equipment	-	17,430
Amortization of intangible assets	-	19,303
Interest and other income	(123,913)	(151,163)
Loss on foreign exchange	7,630	19,135
	464,545	969,354

Loss from continuing operations before income taxes and discontinued operations	(464,545)	(665,961)

Current income taxes	-	(34,616)
Future income taxes	-	(4,284)
Recovery of income taxes	-	(38,900)

Loss from continuing operations	(464,545)	(627,061)

Net loss from discontinued operations (Note 3)	-	-
Net loss for the period	(464,545)	(627,061)
Basic and diluted loss / share - continuing operations	(0.22)	(0.30)
Basic and diluted earnings (loss) / share - discontinued operations	-	-
Basic and diluted net loss / share	(0.22)	(0.30)

The accompanying notes are an integral part of these interim consolidated financial statement.

Comamtech Inc.
Interim Consolidated Statements of Shareholders’ Equity
(unaudited)

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
		$	$	$	$	$

Balance, December 31, 2010	2,097,861	113,336,891	6,968,738	561,137	(112,621,612)	8,245,154
Stock-based compensation (Note 5)						-
Comprehensive income:
Net loss for the period					(464,545)	(464,545)
Comprehensive income					(464,545)	(464,545)

Balance, March 31, 2011	2,097,861	113,336,891	6,968,738	561,137	(113,086,157)	7,780,609

	Number of Common Shares	Common Shares	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
		$	$	$	$	$

Balance, December 31, 2009	2,091,437	113,326,055	6,891,427	561,137	(109,285,802)	11,492,817
Stock-based compensation (Note 5)			21,211			21,211
Comprehensive income:
Net loss for the period					(627,061)	(627,061)
Comprehensive income					(627,061)	(627,061)
Options exercised	476	733				733

Balance, March 31, 2010	2,091,913	113,326,788	6,912,638	561,137	(109,912,863)	10,887,700

The accompanying notes are an integral part of these interim consolidated financial statement.

Comamtech Inc.
Interim Consolidated Statements of Cash Flows
(unaudited)

(expressed in U.S. dollars)
	For the three months ended March 31,
	2011	2010
	$	$
Cash flows from (used for)
Operating activities
Net Loss	(464,545)	(627,061)
Adjustments for
Amortization of property and equipment	-	17,430
Amortization of intangible assets	-	19,303
Employee stock-based compensation (Note 5)	-	21,211
Accreted interest on balance of sale receivable	-	(147,189)
Accreted interest on other assets	(123,913)	-
Unrealized loss on foreign exchange	-	1,119
Future income taxes	-	(4,284)
Net change in non-cash working capital items (Note 6)	(287,329)	(18,330)
Cash used for operating activities from continuing operations	(875,787)	(737,801)
Cash provided by discontinued operations	-	-
Cash used for operations	(875,787)	(737,801)

Investing activities
Purchase of intangible assets	-	(1,773)
Purchase of property and equipment	-	(2,350)
Cash provided by continuing operations	-	(4,123)
Cash used in discontinued operations (Note 3)	-	245,116
Cash provided by investing activities	-	240,993

Financing activities
Issuance of capital stock	-	733
Repayment of obligations under capital leases	-	(18,510)
Cash used for financing activities	-	(17,777)

Net change in cash and cash equivalents during the year	(875,787)	(514,585)
Cash and cash equivalents – Beginning of period	4,265,488	3,970,879
Cash and cash equivalents – End of period	3,389,701	3,456,294
Cash and cash equivalents comprise:
Cash	3,389,701	150,663
Temporary investments	-	3,305,631
	3,389,701	3,456,294
Supplemental cash flow information - continuing operations
Cash paid for interest	-	1,667
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these interim consolidated financial statement.

Comamtech Inc.
Notes to Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010

(Unaudited)
(expressed in U.S. dollars)

1	Interim Financial Information

The financial statements as at and for the period ended March 31, 2011 are unaudited and were not subject to review by the Company’s auditors. In the opinion of management, all adjustments necessary to fairly present the results of this period have been included. The adjustments made were of a normal-recurring nature.

Following the closing of the arrangement transaction with DecisionPoint Systems, Inc., Comamtech will be continued under the General Corporation Law of the State of Delaware. As a result, the board of directors of Comamtech determined that it was in the best interests of the corporation to present the financial statements for periods beginning on or after January 1, 2011 in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).  The comparative figures were re-casted in order to comply with U.S. GAAP.  Under US GAAP, the reduction of the stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted, therefore this amount has been added back to Capital stock.  The Contributed surplus has been increased by an amount of $1,037,690 to reflect the impact of the stock-based compensation costs using the intrinsic value method (APB 25) as elected by the Company.  Accordingly, the Accumulated defict has been increased by $17,807,260.  For the three month period ended March 31, 2010, an amount of $34,616 has been reclassified as a reduction of current income taxes instead of a reduction of Product development and technical support on the Interim consolidated statement of operations.

As Comamtech’s securities are registered under section 12(b) of the U.S. Securities Exchange Act of 1934, Comatmech qualifies as an “SEC Issuer” pursuant to National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. SEC Issuers may prepare their financial statements in conformity with US GAAP.

These consolidated financial statements have been prepared in conformity with US GAAP. The financial statements do not follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2010 which were prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The results of operations for the three-month period ended March 31, 2011 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of US GAAP for annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2010, subject to the understanding that those financial statements have been prepared in conformity with Canadian GAAP.

2	Reorganization and disposal of its operating subsidiary

On August 25, 2010 Copernic and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., jointly announced that they had entered into a definitive arrangement agreement (“Plan of Arrangement”) with Comamtech under which Copernic would ultimately be acquired and taken private by Harris.

On October 25, 2010, at Copernic’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction.  On November 1, 2010, the Ontario Superior Court of Justice granted a final order approving the Plan of Arrangement.  Following that, the Plan of Arrangement closed on November 5, 2010, and the shareholders of Copernic became shareholders of Comamtech through an exchange of shares on a 1:1 basis resulting in Copernic becoming a wholly-owned subsidiary of Comamtech.  Comamtech retained certain non-operating assets of Copernic having a book value of $2,896,961.  This acquisition was accounted for at book values using continuity-of-interest method of accounting.  Consequently, the comparatives were those included in Copernic’s audited consolidated financial statements as previously issued.  Subsequently, the Company sold its investment in Copernic for an amount of $6,015,796. The net book value of this investment was $4,906,060, resulting in a gain on disposal of its operating subsidiary in an amount of $1,109,736 as detailed below:

$
Proceeds on the disposal of its operating subsidiary
Cash received	4,461,063
Purchase price adjustment receivable	199,733
Holdback receivable	1,355,000
6,015,796

The purchase price adjustment receivable is due before July, 2011 and was booked as Other assets in the current assets.

The Holdback receivable of an amount of $1,500,000 is due on the 18-month anniversary of the closing date of the Plan of Arrangement and was booked as Other assets in the long term assets at the fair value of $1,355,000 plus accreted interest (effective interest rate of 7%).

The net book value of the assets and liabilities of the subsidiary sold was $4,906,060 as presented below:

Cash	1,261,263
Accounts receivable	337,541
Income taxes receivable	360,621
Prepaid expenses	196,700
Property and equipment	71,877
Intangible assets	134,824
Goodwill	3,362,003
Accounts payable and accrued liabilities	(700,593)
Deferred revenue	(69,572)
Obligations under capital leases	(19,167)
Future income taxes	(29,437)
Net book value	4,906,060

3	Discontinued Operations

On May 14, 2009, Copernic announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at Copernic’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During the first and second quarter of 2010, the purchaser paid only $300,000 of the $600,000 payments scheduled for these quarters and was in default in its other obligations.  Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario Inc. (“Empresario”) signed an agreement to convert the existing balance of sale receivable to a convertible debenture. The convertible debenture had a fair value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 of the balance of sale receivable was accounted for in June 2010.The convertible debenture does not bear interest until maturity or default and no instalment payments are required to be made during its term. Upon maturity (August 10, 2011), if the outstanding amounts due under the convertible debenture are not paid in full, the Company could convert the debenture to Preferred shares having 51% of the votes and then ultimately have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario had the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of the entire outstanding principal if redeemed thereafter. The debenture was not redeemed before February 10, 2011. Interest at the rate of 13.6% per annum will be earned on the outstanding balance from the maturity date or upon a default. During the third quarter of 2010, Empresario made a payment of $200,000.

In these consolidated financial statements, the debenture is presented in Other Assets (Note 4).  The cash provided by (used in) discontinued operations for investing activities is comprised of:

For the three-month ended March 31,	2011 $	2010 $
Transaction fees	-	-
Capital payments on balance of sale receivable	-	245,116
Cash provided by discontinued operations for investing activities	-	245,116

4	Other Assets

	2011 $	2010 $
Convertible debenture (Note 3)	2,828,557	2,727,743
Purchase price adjustment receivable (Note 2)	199,733	199,733
Investment at cost	65,798	65,798
Other assets in the current assets	3,094,088	2,993,274

Holdback receivable (Note 2)	1,392,530	1,369,431
Other	198,320	198,320
Other assets in the long term assets	1,590,850	1,567,751

5	Capital Stock

On November 5, 2010, Shareholders of Copernic exchanged their shares for equivalent shares of Comamtech.  Copernic then became a subsidiary of Comamtech and was subsequently sold (see Note 2).

During a special meeting of the shareholders of Copernic held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, Copernic had 14,637,531 common shares outstanding, and upon completion of the Consolidation, Copernic had 2,091,437 common shares outstanding.

a) Stock Options

Information with respect to stock options activity for the period ended March 31, 2011 is as follows:

	Options
	Number of options	Weighted average exercise price $
Outstanding as of December 31, 2010	67,141	3.57
Granted	-	-
Forfeited	-	-
Expired	-	-
Outstanding as of March 31, 2011	67,141	3.57

Following the closing of the Plan of Arrangement with Harris (see Note 2), options to purchase Copernic's existing common shares under Copernic's existing stock option plan was exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech.

b) Granting, Exercising and Cancellation of Stock Options

During the three-month period ended March 31, 2011, no stock options were exercised, forfeited, cancelled or expired.

The following table summarizes all outstanding and exercisable options by range of exercise price:

Outstanding options				Exercisable options
Range of exercise price $	Number of options outstanding as at March 31, 2011	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at March 31, 2011	Weighted average exercise price $
1.01 to 5.00	52,855	3.29	2.64	52,855	2.64
5.01 to 10.00	14,286	2.25	7.00	14,286	7.00
Total	67,141	3.07	3.57	67,141	3.57

As at March 31, 2010 there were 48,401 options exercisable at a weighted average exercise price of $14.02.

c) Stock-based Compensation Costs

For the three-month ended March 31, 2011 and 2010, stock-based compensation costs by department were as follows:

	2011 $	2010 $
General and administration	-	18,732
Marketing, sales and services	-	586
Product development and technical support	-	1,893
Total for continuing operations	-	21,211
Total for discontinued operations	-	-
Total	-	21,211

6	Consolidated Statement of Cash Flows

Net Change in Non-cash Working Capital Items are as follows:

For the three-month period ended March 31,	2011 $	2010 $

Cash flows increase (decrease)
Accounts receivable	(41,338)	167,347
Income taxes receivable	-	(44,831)
Prepaid expenses	6,221	(168,397)
Accounts payable and accrued liabilities	(252,212)	40,521
Deferred revenue	-	(11,582)
Deferred rent	-	(1,388)

	(287,329)	(18,330)

7	Capital Management

The Company’s objectives when managing capital are:

•     to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•     to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

•     to pursue its strategy of organic growth through selective acquisitions

•     to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities. The Company’s strategy for managing capital remained unchanged from 2010.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows:

	As at March 31, 2011 $	As at December 31, 2010 $
Cash	(3,389,701)	(4,265,488)
Shareholders’ equity	7,780,609	8,245,153
	4,390,908	3,979,665

8	Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	2011 % of revenue	2010 % of revenue

Customer A	-	41%

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

9	Segment Information

a)	The geographic information for the continuing operations is as follows:

For the three-month period ended March 31,	2011 $	2010 $
Revenues:
Canada	-	30,317
United States	-	260,841
Europe	-	20,477
	-	311,635

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations in 2009, the entity operated in a single segment up to the sale of Copernic and all information related to the discontinued operations has been presented in Note 3.

10	Subsequent Events

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint pursuant to which Comamtech would acquire (through MergerCo), all of the issued and outstanding securities of DecisionPoint in a reverse takeover transaction. The Arrangement Agreement was amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”). The Arrangement was further amended on March 22, 2011 (“Amendment No. 2 to the Arrangement Agreement”).

The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act and provides for the amalgamation of DecisionPoint with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

In consideration for the amalgamation, shareholders of DecisionPoint (“DecisionPoint Shareholders”) will exchange all of their shares of DecisionPoint (“DecisionPoint Shares”) into Comamtech Shares, except that DecisionPoint shareholders holding its preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

On February 17, 2011, Comamtech announced that the special meeting of Shareholders (the “Special Meeting”) as more fully described in the Circular, originally scheduled for February 18, 2011 was adjourned to March 2, 2011.

The Special Meeting was held on March 2, 2011 and Shareholders approved the Arrangement Resolution with 99.07% of the votes cast in favor, and approved the Continuance Resolution with 99.08% of the votes cast in favor.

On March 7th, 2011, Comamtech, MergerCo and DecisionPoint modified the Plan of Arrangement to include the continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”) as the last step in the Plan of Arrangement. This administrative change was made in order to satisfy certain SEC requirements in order to qualify under the 3(a)(10) exemption from registration provided under the U.S. Securities Act of 1933.

On March 8, 2011, Comamtech and MergerCo asked that the Ontario Superior Court of Justice (Commercial List) adjourn the hearing of the final order, in order for the parties to renegotiate the terms to the Plan of Arrangement.

The Plan of Arrangement was further amended by Comamtech, MergerCo and DecisionPoint on March 22, 2011, April 8, 2011 and April 13, 2011 (collectively the “Amended Plan of Arrangement”).

The amendments brought to the Arrangement Agreement including among others, the Amended Plan of Arrangement, required the calling and holding of a new special meeting of Shareholders to approve the Amended Plan of Arrangement (the “New Special Meeting”). The New Special Meeting was held on May 18th, 2011 and the shareholders of Comamtech approved the Arrangement Resolution which also included the Continuance. On May 20th, 2011, the Ontario Superior Court of Justice (Commercial List) granted the Final Order approving the Amended Plan of Arrangement.